June 4, 2021

FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Williamsburg Investment Trust

811-05685; 33-25301

Ladies and Gentleman:

We are electronically filing via EDGAR, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting and Proxy Statement, and Proxy Card to be furnished to shareholders of the FBP Equity & Dividend Plus Fund and the FBP Appreciation & Income Opportunities Fund, each a series of Williamsburg Investment Trust, in connection with a Special Meeting of Shareholders scheduled to be held on July 16, 2021.

If you have any questions or comments concerning this filing, please call me at (513) 587-3454.

Very truly yours,

/s/ David James

David James

Secretary